Exhibit 99.5

MANGOCEUTICALS, INC.

ADVISORY BOARD CHARTER

I.	GENERAL FUNCTION

The function of the members of the Advisory Board (the “Advisory Board”) shall be to advise and make non-binding recommendations to the Board of Directors (the “Directors”) of Mangoceuticals, Inc. (the “Company”) and the Company’s Chief Executive Officer with respect to matters within the areas of their experience and expertise.

II.	MEMBERSHIP

The Advisory Board shall have not less than two (2) members who need not be “independent” or meet any other criteria or requirements. The members shall be appointed to the Board from time to time in the discretion of the Directors. The Directors may remove any member from the Advisory Board at any time with or without cause.

The Directors may also terminate or suspend the Advisory Board, revise or amend this Charter or take any other action not inconsistent with (a) any provision of the Company’s Certificate of Formation, (b) any provision of the Bylaws of the Company, or (c) the laws of the State of Texas, at any time in their sole discretion.

The Board of Directors shall appoint one of the members as Chairman of the Advisory Board after consultation among the Advisory Board members and consultation between the Board of Directors and the Advisory Board.

III.	MODE OF OPERATION

The Advisory Board shall meet at least three (3) times a year. The Advisory Board will cause to be kept adequate minutes of its proceedings and will report on its actions and activities at the next meeting of the Directors or such earlier time as requested by the Directors.

The Advisory Board shall be governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Directors. The Advisory Board is authorized to adopt its own rules of procedure not inconsistent with (a) any provision of the Company’s Certificate of Formation, (b) any provision of the Bylaws of the Company, or (c) the laws of the State of Texas.

The sole responsibility of the members of the Advisory Board shall be to meet and make recommendations to the Company as to matters within the areas of their experience and expertise based on the members’ reasonable research, study, and analysis. The Advisory Board’s role shall be purely ministerial and advisory and the ultimate responsibility for the management of the Company’s business and affairs shall rest with the Board of Directors. The Company shall have no obligation to adopt, or otherwise be bound to act upon, any recommendation of the Advisory Board, but shall, in its sole and absolute discretion, have the ability to take the Advisory Board’s recommendations under advisement.

IV.	COMPENSATION AND EXPERTISE REIMBURSEMENTS

The members of the Advisory Board shall receive such compensation for their services in such capacities as the Board of Directors of the Company, in its sole and absolute discretion, shall deem proper. The members of the Advisory Board shall be entitled to reimbursement from the Company for all reasonable expenses incurred by them at the Company’s request in connection with their Advisory Board services upon the presentation to the Company of appropriate written documentation for such expenses; provided, however, that all expenses must be pre-approved by the Company to be eligible for reimbursement.